EXHIBIT 99.1

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[GRUPO PAO DE ACUCAR LOGO]                                           Page 1 of 2
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                   Companhia Brasileira de Distribuicao (CBD)
                  Announces February 2003 Net Sales Performance

Sao Paulo, Brazil, March 13, 2003 - Companhia Brasileira de Distribuicao (NYSE
[CBD]; BOVESPA [PCAR4]) today announced preliminary, non-audited February 2003 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In February 2003, gross sales of Companhia Brasileira de Distribuicao totaled R$
990.2 million and net sales, R$ 840.3 million, which represented a 26.3% growth compared to the same period in 2002.

CBD's same store net sales increased by 12.5%, and all the formats, except for Extra Eletro, registered two-digit growth rates. It is important to notice that in 2003 Carnival occurred on the first days of March, while in 2002 it was celebrated in the second week of February, which makes this year's calendar slightly unfavorable.

The tendency between food and non-food products did not change compared to the previous months. Sales of food products continued to present a much better performance than sales of non-food products, 15.0% and 2.6%, respectively.



                               Sales Performance

                               [GRAPHIC OMITTED]

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
Month            2-2     3-2     4-2     5-2     6-2     7-2     8-2     9-2     10-2     11-2     12-2     1-3     2-3

Same Stores     -2.8%    7.1%   -7.8%    7.2%    3.3%    5.3%    7.7%    2.6%    8.6%     11.7%    7.0%     10.0%   12.5*%

Total Stores     4.8%   15.7%    1.5%   17.3%   12.8%   24.8%   28.6%   22.6%   27.4%     28.6%   18.8%     23.4%   26.3*%


Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance was 9.0% higher than the one registered in the same period in 2002. Same store sales' performance was -3.0%
(IPCA for Feb/03 was estimated at 1.6%).

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[GRUPO PAO DE ACUCAR LOGO]                                           Page 2 of 2
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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)    THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                           Doris Pompeu
Investor Relations Director                   Phone: (11) 3848 0887 ext. 208
Daniela Sabbag                                E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst                                     -----------------------------
Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br
        ------------------------------
                   Website: http://www.grupopaodeacucar.com.br
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


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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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